

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 19, 2016

Rozh Caroro
Chief Executive Officer
Caro Holdings Inc.
28th Floor Cityland Pasong Tamo Tower U2807
2210 Chino Roces Avenue (Pasong Tamo)
Makati City, Philippines 1230

> **Re: Caro Holdings Inc.**
> **Registration Statement on Form S-1**
> **Filed June 27, 2016**
> **File No. 333-212268**

Dear Ms. Caroro:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 22, 2016 letter.

General

1. We note your response to comment 2. Please further revise your prospectus to clearly articulate the status of your current operations and the fact that you do not have any customers, suppliers or inventory. As examples only, we note the following:

   - Your statement on page 5 that you are "engaged in the subscription box business." Please revise this statement to make it clear that you have not commenced operations.
   - Your statements on page 10 that you do not have "a meaningful historical record of sales and revenues." Please revise this statement to make it clear that you do not have any historical sales or revenues.

- Your risk factor on page 13 that "[y]our business is growing more international." Please revise this statement to make it clear that you have not yet commenced operations.
- Your statement on page 16 regarding "the price that [you] charge for [your] products." Please revise this statement to reference the price that you plan to charge for your products, as you have not yet commenced operations.
- Your statement on page 19 that you "are exposed to business risks as a result of [y]our e-commerce operations." Please clarify that you have not yet commenced operations or created a website.

Please revise throughout your prospectus.

Status of Publicly Announced New Products or Services, page 43

2. We note your disclosure that you have entered into a non-exclusive Supply Agreement. Please include this agreement as an exhibit to your registration statement. Please refer to Item 601(b)(10) of Regulation S-K.

Financial Statements, page 57

3. Please update the financial statements and other financial information in the filing to include the interim period ended June 30, 2016. Please refer to the guidance in Rule 8-08 of Regulation S-X.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Porco, Staff Attorney, at (202) 551-3477 or Lisa Kohl, Legal Branch Chief, at (202) 551-3252 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products